BB&T Corporation

200 West Second Street

Winston-Salem, North Carolina 27101

VIA EDGAR

May 16, 2018

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Martin, Esq.

Re:	BB&T Corporation
Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-219092), filed May 3, 2018 under EDGAR submission type “POSASR”

Dear Ms. Martin:

BB&T Corporation (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended, hereby respectfully requests the withdrawal of the Company’s Post-Effective Amendment No. 1, filed under form type POSASR on May 3, 2018 (the “Amendment”), to the Registration Statement on Form S-3 (File No. 333-219092), filed on June 30, 2017 (the “Registration Statement”).

The Company hereby confirms that no securities have been sold pursuant to the Amendment. The Company intends to refile the Post-Effective Amendment No. 1 to the Registration Statement under form type POS AM on May 16, 2018.

Thank you for your assistance with this matter. If you have any questions or comment with respect to the foregoing, please feel free to call the undersigned at 336-733-2654 or Aaron Seamon with Squire Patton Boggs (US) LLP, our outside counsel, at 614-365-2759.

Very truly yours,

/s/ Bradley T. Kamlet
Bradley T. Kamlet
Associate General Counsel
BB&T Corporation